Filed pursuant to Rule 433
Free Writing Prospectus
January 12, 2024
Registration No. 333-274474

https://finance.yahoo.com/video/franklin-templeton-cuts-fee-spot-182023050.html

Host  00:00
Good morning Franklin Templeton cutting the fee on its spot in Bitcoin ETF now making it the lowest amongst all card issuers and manager will also waive fees until the founder reaches $10 billion in assets under management now the newly approved about Bitcoin ETF as a group so $4.6 billion in volume. In the first day of trading we want to bring in Sandy Cole she Franklin Templeton is the head of digital asset and investor advisory services. Here's any it's great to do. Let's start with the news out this morning I Franklin Templeton us once again now becoming the cheapest option out there on the street in terms of this bought Bitcoin ETF talk to us or walk us through your strategy and how you are sticking out and what is has become and will likely even become a more crowded markets.

Sandy  00:56
Yeah, so great to be in. First of all, thank you for having me. We really believe in the potential of the new digital asset space. This is something that Franklin Templeton has been investing in for over five years now. We were the first asset manager to add a registered mutual fund on the blockchain. And this Bitcoin ETF is an exciting new addition to our overall product suite. And we want to be as competitive as possible. We think that this provides a new type of alternative exposure that investors can have in their portfolio that can really help to diversify their portfolio and give them exposure to a whole new area of technology and growth. where innovation is happening every day. So we want this to be as easy to access as possible. That's why we have our ticker easy peasy and we want our investors to really be as incentivized as possible to invest with us which is why we want our fees to be the most competitive that we can afford to offer aftermath of

Host  01:56
this I mean we've seen some creative Bitcoin ETF tickers out there, yours is certainly among them. So ultimately here we're taking a look at some of the fees and this is where it gets a little bit more competitive to what goes into that calculus as a lot of potential investors are trying to wade through who has got the best fee what these commissions really mean and where they should place their money.

Sandy  02:20
Yeah, well offering me entrance traditional stock or bond or simply because the  arrangements that you need to think about both for the cash and for the class of nuances that aren't really necessary in some of the more well known products. So there's a little bit higher cost that we as an asset manager have to absorb. And therefore what we think about is where do we expect to raise assets? How much assets do we expect to raise? We're very optimistic about our product given our really deep involvement with the digital natives in the space are really great positioning as a trusted name and asset management. So we have confidence over the long run that we will raise more than enough assets to be able to offer this really strong incentive early on to our customers, and that this will be made up for in the long run but we have to kind of weigh it all off against how much it costs to run and maintain proper discipline. So those are kind of the calculations that go into our thinking. This

Host  03:27
evening. We've seen a varying resemblance here just in terms of reaction, I should say on the Wall Street as to how open some of these firms are two, giving your clients access to these Bitcoin ETFs. Vanguard, one of the firms coming out saying that they will not be allowing clients which their clients here to buy bitcoin ETFs I'm curious, your perspective on that and what that's going to do here in terms of confidence. Amongst investors of buying into these products.

Sandy  03:54
Yeah, I think, you know, there's sometimes a lot of misunderstanding about what the digital asset space represents. A lot of people think about the very early days of Bitcoin when it was really operating under the regulatory perimeter and when there really wasn't much oversight in terms of what was happening and there were bad actors that took advantage of that lack of oversight in the early years of its launch. But we have really seen a significant uptick in the amount of engagement around the world in terms of these new assets like Bitcoin. We have regulations coming out in many regions of the world. We're working here in the United States to put in our own regulation and think about what might be required to participate in this space. We really put into place regulatory tools that are able to monitor wallet activity and really understand when bad actors try and come into the space. So I think there's been a lot of advancements that a lot of people who aren't paying attention to the space may not be aware of, and they may harbor some early concerns from what Bitcoin kind of accumulated as a reputation and it's very early years of operation but a lot of that really has been put to rest. And now this really does represent a network that is creating trillions of dollars of value. We've actually seen now more transactions in Bitcoin than we've seen in Visa or MasterCard in a given year. So these are pretty substantial ecosystems that are growing very dynamically. And they haven't been accessible except for through going directly into the cryptocurrency itself until these Bitcoin ETFs launched and that's what's so exciting about this new product

Host  05:37
thing. It's only on the second day of trading but the initial reaction and excitement amongst investors obviously something to be very encouraged about and that brings me to what is next for this space right lots of talk about after the launch of these products. Could we see a another wolf spa products here for other crypto products? How likely do you think

DSandy  06:00
innovation that's happening? There's a lot of places where we're seeing that unfold, right. When you think about companies, you see lots of involved in the platform space, right? And these are network economies that they're running, but they're being operated by private companies. Bitcoin is a platform network, but it's a peer to peer network. So there's not a company that owns it. And when you think about other equivalent businesses that are growing very dynamically, you have a theory of you have Solana, you have polygon other blockchains and you have other ecosystems in the crypto space that are all really creating value within their own participants. They have entrepreneurs building applications in these areas. They're introducing new technologies like Oracle networks, they're using smart contracts which are self executing code. This is really the next generation of platform economies. And we will probably over time see many of these opportunities become available to everyday investors through through wrappers like an ETF that they find easy to utilize

Host  07:10
that you so much for joining us, Sandy Cole, who is the Franklin Templeton head of digital asset and investor advisory services great break down there on all things OKCupid tracking around the Bitcoin ETF consciousness we thanks.

Sandy  07:24
Thank you for coming

Transcribed by https://otter.ai

Important Information
The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.